FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1)	Unaudited financial results (provisional) (Indian GAAP) for the quarter and half year ended September 30, 2007.

2)	Intimation regarding change of name of the Company from Videsh Sanchar Nigam Limited to Tata Communications Limited.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
October 31, 2007	Title :	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12743

31 October 2007

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and half year ended 30 September 2007 and change in corporate name of the Company.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter and half year ended 30 September 2007, which has been taken on record by the Board of Directors in their Meeting, held on 31 October 2007.

2. It is also hereby informed that the Board of Directors of VSNL today has approved a proposal to change the name of the company to Tata Communications Limited, subject to the name being made available by the Registrar of Companies and subject to approval of the shareholders at a General Meeting and any other approvals and consents that may be required under the applicable laws and regulations.

3. The Press Release in this regard is attached herewith.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF

YEAR ENDED SEPTEMBER 30, 2007

						(Rs. in crores)

	Particulars	For the quarter ended September 30,		For the six months ended September 30,		For the year ended March 31
		2007	2006	2007	2006	2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	947.74	966.19	1,958.36	1,895.46	4,041.83
2	Other Income	40.20	36.88	66.83	60.66	202.74

3	Total Income (1 + 2)	987.94	1,003.07	2,025.19	1,956.12	4,244.57

4	Expenditure
	a. Network Costs	562.97	540.67	1,127.84	1,070.70	2,204.47
	b. Operating and Other Expenses	165.37	154.62	311.81	284.92	663.07
	c. Salaries and Related Costs	67.17	58.09	133.79	117.17	243.69
	d. Depreciation and Amortisation	99.44	90.49	192.33	195.34	391.33
	e. Total Expenditure (4a to 4d)	894.95	843.87	1,765.77	1,668.13	3,502.56
5	Interest (net)	8.77	1.41	7.52	3.42	2.53

6	Profit before taxes and exceptional items (3 - 4e + 5)	101.76	160.61	266.94	291.41	744.54
7	Exceptional Items:
	a. Expenditure on Voluntary Retirement Scheme/Voluntary Separation Scheme	—	—	—	—	23.86
	b. Fixed Assets written off	11.70	—	11.70	—	8.05

8	Profit Before Taxes (6 - 7)	90.06	160.61	255.24	291.41	712.63

9	Tax Expense	28.64	53.69	89.67	96.39	244.07

10	Net Profit (8 – 9)	61.42	106.92	165.57	195.02	468.56

11	Paid up Equity Share Capital (Face value of Rs.10 per share)	285.00	285.00	285.00	285.00	285.00
12	Reserves excluding revaluation reserve	—	—	—	—	5,865.59

13	Earnings per Share (EPS)
	a. Basic and diluted earnings per share before exceptional items (Rs.) (not annualised)	2.43	3.75	6.08	6.84	17.18
	b. Basic and diluted earnings per share including exceptional items (Rs.) (not annualised)	2.15	3.75	5.81	6.84	16.44
14	Aggregate of public shareholding
	a. Number of shares	49,860,294	50,547,570	49,860,294	50,547,570	50,119,540
	b. Percentage of shareholding	17.49	17.74	17.49	17.74	17.59

B. SEGMENT INFORMATION:

	(Rs. in crores)

Particulars	For the quarter ended September 30,		For the six months ended September 30,		For the year ended March 31
	2007	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	503.07	506.77	1,033.67	1,044.71	2,216.86
Enterprise and Carrier Data	309.12	354.77	652.14	643.58	1,380.66
Others	135.55	104.65	272.55	207.17	444.31

Total	947.74	966.19	1,958.36	1,895.46	4,041.83

Segment result
Wholesale Voice	46.14	44.67	121.92	171.68	423.03
Enterprise and Carrier Data	256.27	296.14	547.70	518.81	1,134.11
Others	60.33	46.42	135.05	66.54	146.67

Total	362.74	387.23	804.67	757.03	1,703.81

Less:
(i) Interest (net)	8.77	1.41	7.52	3.42	2.53
(ii) Other Unallocable Expense (net)	(269.75)	(228.03)	(545.25)	(469.04)	(961.80)

Profit before tax and exceptional items	101.76	160.61	266.94	291.41	744.54

Exceptional expenses	11.70	—	11.70	—	31.91

Profit before taxes	90.06	160.61	255.24	291.41	712.63

Tax Expense	28.64	53.69	89.67	96.39	244.07

Profit after tax	61.42	106.92	165.57	195.02	468.56

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “other unallocable expense”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results for the quarter and half year ended September 30, 2007 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors of the Company at their meeting held on October 31, 2007.

2.	The Board of Directors of the Company in their meeting held on March 14, 2007 had approved a Scheme of Arrangement (“Scheme”) to hive-off its Retail Business Undertaking to its wholly owned subsidiary, VSNL Internet Services Ltd. (formerly DIL Internet Limited). In continuation of this process, as per the order dated June 15, 2007 of the Honorable High Court of Judicature at Bombay the Company had convened a meeting of its Equity shareholders and unsecured creditors on August 02, 2007. Equity shareholders and creditors have approved the scheme unanimously. Matter is pending before the High Court for further directions.

3.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

4.	Investor Complaint status:

Outstanding as on July 1, 2007	Total received during the quarter ended September 30, 2007	Total resolved during the quarter ended September 30, 2007	Outstanding as on September 30, 2007
Nil	1	1	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place	: Mumbai.
Date	: October 31, 2007

Exhibit 2

Media Contacts:

S Ravindran VSNL M: +91 9223306610 E-Mail:ravindran.s@vsnl.co.in	Sanjay Chaudhari Vaishnavi Corp Comm Pvt Ltd M: +91 9212743191 E-Mail:sanjayc@vccpl.com	Kristen Massaro STC Associates + 1 212 725 1900 x229 kristen@stcassociates.com

VSNL TO BE NAMED ‘TATA COMMUNICATIONS LIMITED’

BOARD APPROVES NEW BRAND IDENTITY

Mumbai, October 31, 2007: In a significant decision, the Board of VSNL today has approved a proposal to change the name of the company to Tata Communications Limited. The new name and identity will help the company leverage the immense brand equity associated with the Tata Group and the tremendous global recognition that the Group has received in recent years.

“The change in the company’s name is a major step in our commitment to customers, partners and stakeholders. Tata Communications reiterates a focus on the global communications business where we are a major player; at the same time, it reflects our strong heritage and leadership position in India,” said Mr. N Srinath, Managing Director & CEO of VSNL.

VSNL is a shining example of a successful public-private partnership that has enabled the transformation of the company into a major global telecom provider. Five years after the Tata Group assumed management control of VSNL, the company has re-invented itself through entry into new businesses, geographies and customer segments on the back of over $1 billion investments. The company has also undergone a major re-engineering of its customer facing processes to focus on flexibility and responsiveness.

VSNL’s growth in the last five years has been aided by several acquisitions, both in India and overseas. Through the TGN and Teleglobe acquisitions, the company gained ownership of an advanced global submarine cable backbone and an IP network. The company has continued its investments in building out its next-generation network, with two new submarine cables and a global MPLS and Ethernet network. VSNL is also the world’s largest wholesale international voice carrier. In 2006, the company was recognized as the Best Wholesale Carrier at the World Communications Awards.

The change in name is subject to obtaining required statutory approvals including that of the company’s shareholders. The brand change will be unveiled globally through an integrated brand campaign.

VSNL also announced its financial results for the second quarter of 2007-08. The company reported a total stand-alone income of Rs 2,025 crore for the half year ended September 30, 2007 against Rs 1,956 crore for the half year ended September 30, 2006. Net profits on a standalone basis for the half-year ended September 30, 2007 were Rs 166 crore against Rs 195 crore for the half year ended September 30, 2006.

About VSNL:

Videsh Sanchar Nigam Limited, along with its global subsidiaries (VSNL) is a leading global communications solutions company offering next-generation voice, data and value-added services to enterprises, carriers and retail consumers. A member of the $ 29 billion Tata Group, VSNL was voted the Best Wholesale Service Provider at the World Communications Awards, 2006. VSNL is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. VSNL’s customer base includes 1,500 carriers, 450 mobile operators, 10,000 enterprises, 500,000 broadband and Internet subscribers and 450 Wi-Fi public hotspots.

Rated amongst the Top 100 Emerging Global Challengers by the Boston Consulting Group, VSNL has offices in over 35 countries including the United States of America, Canada, the United Kingdom, South Africa, Singapore, Hong Kong, Sri Lanka and India. VSNL’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services.

Videsh Sanchar Nigam Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: VSL).

www.vsnl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov